UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 19, 2025, Carbon Revolution Public Limited Company (the “Company”) announced that Donald Hampton, Jr. was appointed Chief Executive Officer of the Company and a member of its Board of Directors, effective immediately. Mr. Hampton shall serve in an acting capacity until the terms and conditions of his employment agreement, which are currently under negotiation, are finalized.

Mr. Hampton most recently served as President and Chief Executive Officer of Pace Industries from 2020 to 2023, following his service as President North America for Faurecia, beginning in 2016. After beginning his professional career as a Supervisor at the Allied Signal spark plug plant in his hometown of Fostoria, Ohio, he served as an executive and corporate officer at multiple other Tier 1 automotive suppliers, holding global leadership positions at Honeywell International / Allied Signal, Maxion Wheels / Hayes Lemmerz and Rea Magnet Wire Company.  Mr. Hampton is also a veteran of eight years with two branches of service having served in the Army National Guard and with the United States Navy in Atsugi, Japan.  He earned both his B.B.A. in Accounting and an M.B.A. from Tiffin University in Tiffin, Ohio and is a member of the Board of Trustees of that institution.

Mr. Hampton replaces Jacob Dingle, who started at the Company as one of its initial investors and founders and served as the Chief Executive Officer since 2012. Mr. Dingle will not remain a member of the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: March 19, 2025

	By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel & Secretary